UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Indus Realty Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

45580R103

(CUSIP Number)

Susanne V. Clark

Senior Managing Director and General Counsel

c/o Centerbridge Partners, L.P.

375 Park Avenue

New York, NY 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Gregory J. Ressa

Atif I. Azher

Simpson Thacher & Bartlett LLP

425 Lexington Ave.

New York, NY 10017

(212) 455-2000

November 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CPREF II AIV II - A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 750,779
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 750,779

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,779
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 7.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CPREF II AIV II - B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 750,778
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 750,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,778
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 7.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 45580R103

1.	Names of Reporting Persons. Centerbridge Partners Real Estate Fund SBS II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,875
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 45580R103

1.	Names of Reporting Persons. Centerbridge Partners Real Estate Associates II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,557

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,557
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 14.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CPREF II Cayman GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,557

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,557
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 14.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CCP SBS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,875
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 45580R103

1.	Names of Reporting Persons. Jeffrey Aronson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,512,432
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,512,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,512,432
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 14.8%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $0.01 par value per share (“Common Stock”) of INDUS Realty Trust, Inc., a Maryland corporation (the “Issuer”). The principal offices of the Issuer are located at 641 Lexington Avenue, New York, NY 10022.

The Common Stock held by the Reporting Persons (as defined below) reported on the Schedule 13D was previously reported on a Schedule 13G filed with the Securities and Exchange Commission on January 18, 2022. Until otherwise determined, the Reporting Persons will be reporting beneficial ownership of securities of the Issuer on a Schedule 13D rather than a Schedule 13G.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by the following hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

i.	CPREF II AIV II—A, L.P. (“CPREF A”);

ii.	CPREF II AIV II—B, L.P. (“CPREF B”);

iii.	Centerbridge Partners Real Estate Fund SBS II, L.P. (“SBS II” and together with CPREF A and CPREF B the “Centerbridge Funds”);

iv.	Centerbridge Partners Real Estate Associates II, L.P. (“Centerbridge GP”);

v.	CPREF II Cayman GP Ltd. (“Cayman GP”);

vi.	CCP SBS GP, LLC (“CCP GP”); and

vii.	Jeffrey H. Aronson (“Mr. Aronson”).

(b) The principal business address of each of the Reporting Persons is 375 Park Avenue, 11th Floor, New York, NY 10152.

(c) Other than Mr. Aronson, the Reporting Persons are private investment funds (or their general partners) principally engaged in the business of making investments in financial instruments. Mr. Aronson is the Managing Principal of Centerbridge Partners, L.P.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CPREF II Cayman GP Ltd. is a Cayman Islands exempted company. Mr. Aronson is a citizen of the United States of America. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

Mr. Aronson is the sole director of CPREF II Cayman GP Ltd.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons purchased an aggregate of 925,000 shares of Common Stock upon completion of the offering described in the Issuer’s Prospectus Supplement on Form 424(b)(5), filed with the Securities Exchange Commission on October 7, 2021 for an aggregate purchase price of approximately $61,050,000.

Prior to November 2022, the Reporting Persons purchased an aggregate of 587,432 shares of Common Stock in the open market at various prices for an aggregate purchase price of approximately $43,713,297.

The source of funds used for the purchases described herein were from capital contributions of the Reporting Persons and/or their respective partners or members.

Item 4. Purpose of Transaction

The Reporting Persons initially acquired the shares of Common Stock for investment purposes. From time to time since the date of original investment in the Issuer, the Reporting Persons have engaged in evaluations of the Issuer and its business, including engaging in discussions with management, other shareholders and other persons. In connection with their regular review of their investment in the Issuer, and based on current market conditions and other factors, the Reporting Persons have changed their intent. On November 14, 2022, Centerbridge determined to explore possible strategic transactions involving the Issuer, including pursuing a proposal to acquire the outstanding shares of Common Stock not currently held by the Reporting Persons (a “Potential Proposal”) and to communicate with, among others, management, the Board of Directors of the Issuer (the “Board”), stockholders and other stakeholders of the Issuer, potential acquirers, service providers and debt and equity financing sources, and/or other relevant parties regarding the foregoing. The Reporting Person may exchange information with any such persons, which may be effected pursuant to one or more confidentiality or similar agreements which may include customary standstill provisions.

While the Reporting Persons have engaged in evaluations of the Issuer and its business, including engaging in preliminary discussions, the Reporting Persons have not definitively determined to make a Potential Proposal or otherwise with respect to any specific actions regarding the acquiring, holding, voting or disposing of any securities of the Issuer. However, based on the status of their evaluation of the Issuer and its business to date and based on current market conditions, the Reporting Persons anticipate submitting a Potential Proposal to the Issuer. Any such action may be made alone or in conjunction with stockholders and other stakeholders of the Issuer, potential acquirers, service providers, debt and equity financing sources and/or other relevant parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

The Reporting Persons have not yet determined what the terms of any such Potential Proposal may be and no assurances can be given that any Potential Proposal will be made, that any Potential Proposal, if made, would be accepted or that any transaction contemplated by the Potential Proposal with the Issuer will be consummated. No binding obligation on the part of any of the Reporting Persons will arise unless and until mutually acceptable definitive documentation has been executed and delivered.

If and to the extent any such Potential Proposal is made and any transaction contemplated thereby is consummated, one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D may result, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, other material changes in the Issuer’s business or corporate structure, and the shares of Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the New York Stock Exchange.

The Reporting Persons intend to continue to engage in discussions with, among others, management, the Board, stockholders and other stakeholders of the Issuer, potential acquirers, service providers and debt and equity financing sources, and other relevant parties and may take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, Board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer, which discussions may include proposing or considering proposals and counterproposals.

The Reporting Persons intend to regularly review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, and any limitations imposed by the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing reflects activities presently contemplated by the Reporting Persons, the foregoing is subject to change at any time, and the Reporting Persons reserve their right to change their plans and intentions with respect to the Issuer, including in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) As of the date hereof, Reporting Persons may be deemed to beneficially own an aggregate of 1,512,432 shares of Common Stock as follows: CPREF A directly holds 750,779 shares of Common Stock, CPREF B directly holds 750,778 shares of Common Stock, and SBS II directly holds 10,875 shares of Common Stock, representing approximately 14.8% of the Common Stock of the Issuer, based upon 10,192,416 shares of Common Stock outstanding as of November 3, 2022 as reported in the quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Centerbridge GP is the general partner of each of CPREF A and CPREF B, and, as such, may be deemed to beneficially own the securities held by CPREF A and CPREF B. Cayman GP is the general partner of Centerbridge GP, and, as such, it may be deemed to beneficially own the securities held by each of CPREF A and CPREF B. CCP GP is the general partner of SBS II, and, as such, may be deemed to beneficially own the securities held by SBS II. Mr. Aronson, indirectly, through various intermediate entities controls each of the Centerbridge Funds, and, as such, Mr. Aronson may be deemed to beneficially own the securities held by the Centerbridge Funds.

However, none of the foregoing should be construed in and of itself as an admission by Mr. Aronson or by any Reporting Person as to beneficial ownership of securities owned by another Reporting Person. In addition, Mr. Aronson expressly disclaims beneficial ownership of the shares of Common Stock held by the Centerbridge Funds, except to the extent of any proportionate pecuniary interest therein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this statement.

(c) None of the Reporting Persons have effected any transaction with respect to the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2022

CPREF II AIV II - A, L.P.

By: Centerbridge Partners Real Estate Associates II, L.P., its general partner
By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CPREF II AIV II - B, L.P.

By: Centerbridge Partners Real Estate Associates II, L.P., its general partner
By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE PARTNERS REAL ESTATE FUND SBS II, L.P.

By: CCP SBS GP, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE PARTNERS REAL ESTATE ASSOCIATES II, L.P.

By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CPREF II CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP SBS GP, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson

[Schedule 13D Signature Page]